Mail Stop 0510

      June 1, 2005

Mr. Brett M. Kingstone
Super Vision International, Inc.
8210 Presidents Drive
Orlando, Florida 32809

      Re:	Super Vision International, Inc.
		Form 10-KSB for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 0-23590

Dear Mr. Kingstone:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General
Earnings Releases
1. We note your company publishes quarterly earnings releases and makes them that available on your website and through Yahoo
Finance.
Please tell us how you determined that you did not need to file an
Item 2.02 Form 8-K for each of these quarterly earnings releases.
Refer to the instructions to Form 8-K.



Management`s Discussion and Analysis or Plan of Operation, page 12 Results of Operations, page 13
2. We note from your analysis of results of operations on page 14 that you have warranty expenses. Please tell us how you determined that you did not need to provide the disclosures required by paragraph 14 of FIN 45 in your financial statements. If necessary, revise future filings to include these disclosures.

Earnings Before Interest, Taxes, Depreciation and Amortization,
page
17
3. We note you present the non-GAAP measure EBITDA. If you use this measure in future filings, please revise your presentation to address the following:
* Since the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, revise the title of the measure you present. See our response to question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin.
* Since you state you use EBITDA as a performance measure, provide each bulleted disclosure required by our response to question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Statements of Operations, page F-4
4. We note that you have classified a gain/loss on disposal of property and equipment as part of total non-operating expense, net.
Please refer to paragraph 45 of SFAS 144, and tell us how you determined that this classification was appropriate. If necessary, revise future filings to reclassify these gains and losses, and any future similar gains and losses, as part of the subtotal captioned operating loss.

Note 1-Summary of Significant Accounting Policies, page F-7 Revenue Recognition, page F-7
5. Based on the description of your business, it appears that some of your products are made to customer specifications. Given this disclosure, it is not clear if your sales have customer acceptance provisions. Please tell us the nature of any customer acceptance provisions or rights of return and address how they impact your revenue recognition policies. If applicable, revise future filings to provide this information.

Property and Equipment, page F-8
6. Please revise future filings to clarify the estimated useful lives for each major category of your property and equipment. We assume that estimated useful lives vary significantly between the categories, such as computers and machinery and equipment, and we believe that this information is useful to your readers.



Intangible Assets and Goodwill, F-8
7. We read you determined that your remaining goodwill was impaired during 2004 and recorded an impairment charge to remove it from your balance sheet. Please revise future filings to provide all of the disclosures required by paragraph 46 of SFAS 142. In this regard, you should disclose the facts and circumstances leading up to the impairment and the methodology used to determine fair value in your impairment testing.

Controls and Procedures, page 26
8. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "are effective for recording, processing, summarizing and reporting the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC`s rules, regulations and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief
Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Brett Kingstone
Super Vision International, Inc.
June 1, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE